UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)(1)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY BAHRAMBEYGUI
C/O THE PRICE GROUP LLC
7979 IVANHOE AVENUE, SUITE 520
LA JOLLA, CALIFORNIA 92037
TELEPHONE (858) 551-2303

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

AUGUST 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12)

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 2 OF 12

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Price Group LLC
52-2255962

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2				(a)	☐
				(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
WC, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)				☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
2,832,945 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
2,832,945 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
2,832,945 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
9.5%
TYPE OF REPORTING PERSON*
14
OO – Limited Liability Company

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 3 OF 12

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Price Charities (formerly known as San Diego Revitalization Corp.)
33-0898712

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
WC, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
3,889,335 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
3,889,335 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
3,889,335 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
13.0%
TYPE OF REPORTING PERSON*
14
OO – Nonprofit Corporation

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 4 OF 12

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert E. Price

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2				(a)	☐
				(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
PF, WC, AF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)				☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			SOLE VOTING POWER
7
1,354,572 (See Item 5)
SHARED VOTING POWER
8
10,146,031 (See Item 5)
SOLE DISPOSITIVE POWER
9
1,354,572 (See Item 5)
SHARED DISPOSITIVE POWER
10
10,146,031 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
11,500,603 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
38.5%
TYPE OF REPORTING PERSON*
14
IN

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 5 OF 12

                                 This Amendment No. 13 relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price, a natural person, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto filed with the SEC on July 21, 2009 (such Schedule 13D, as so amended, being this “Schedule 13D”).(2) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f)
This statement on Schedule 13D is being jointly filed by (i) The Price Group LLC, a California limited liability company (“Price Group”), (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation (“Price Charities”), and (iii) Robert E. Price, a natural person and citizen of the United States of America (collectively, the “Reporting Persons”).

The managers of Price Group (the “Price Group Managers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Manager
Sherry Bahrambeygui	Manager

The directors and executive officers of Price Charities (collectively, the “Price Charities Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Director and President
Allison Price	Director
William Gorham	Director
Dede Alpert	Director
John Eckstein	Director
Sue Reynolds	Director
Sherry Bahrambeygui	Vice President and Secretary
Jeff Fisher	Chief Financial Officer
Tad Parzen	Executive Vice President

Each Reporting Person, each Price Group Manager, and each Price Charities Director and Officer disclaims membership in a group with any person with respect to any Common Stock.

          2   Sol Price was formerly a joint filer with the Reporting Persons under this Schedule 13D. Mr. S. Price passed away on December 14, 2009 and thus has ceased to be a joint filer under this Schedule 13D.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 6 OF 12

(b)-(c)
The principal executive office of Price Group and Price Charities, and the principal business address of each of Mr. R. Price, the Price Group Managers and the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

The principal business of Price Group is real estate and investment. The principal business of Price Charities is to function as a public charity. The principal occupation of Mr. R. Price is president of Price Charities and Price Family Charitable Fund. Mr. R. Price also is Chairman of the Board of Directors of PriceSmart, a manager of Price Group and the sole trustee of the Sol and Helen Price Trust. The principal occupation of Ms. Bahrambeygui is manager of Price Group. The principal occupation of each of Mr. Gorham and Ms. Alpert is self-employed investor. The principal occupation of Mr. Eckstein is physician. The principal occupation of Mr. Fisher is employee of Price Group. Ms. A. Price is not presently employed. The principal occupation of Ms. Reynolds is community developer. The principal occupation of Mr. Parzen is Executive Vice President of Price Charities.

(d)-(e)
During the last five years, none of the Reporting Persons, nor any of the Price Group Managers, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On August 8, 2010, Price Group redeemed certain interests in Price Group owned by the Hosey Family Trust.  In connection with such redemption, Price Group made a distribution in kind of 944,315 shares of Common Stock to the Hosey Family Trust (the “Redemption Distribution”).  Immediately after the Redemption Distribution on August 8, 2010, the Hosey Family Trust transferred 760,000 shares of Common Stock to the Sol and Helen Price Trust to repay debt owed to the Sol and Helen Price Trust.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 7 OF 12

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)
After giving effect to the Redemption Distribution, the Reporting Persons presently may be deemed to beneficially own, in the aggregate and as a group, 11,500,603 shares of Common Stock, which represent approximately 38.5% of the outstanding Common Stock.(3) The Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers presently may be deemed to beneficially own, in the aggregate, 11,787,216 shares of Common Stock, which represent approximately 39.5% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of the Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers is as follows:(4)

Price Group presently may be deemed to beneficially own 2,832,945 shares of Common Stock, which represent approximately 9.5% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 2,832,945 shares over which it may be deemed to have shared voting and dispositive power.

Price Charities presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,889,335 shares over which it may be deemed to have shared voting and dispositive power.

Mr. R. Price presently may be deemed to beneficially own 11,500,603 shares of Common Stock, which represent approximately 38.5% of the outstanding Common Stock, 1,354,572 shares over which he may be deemed to have sole voting and dispositive power and 10,146,031 shares over which he may be deemed to have shared voting and dispositive power.  Allison Price is the wife of Mr. R. Price.  To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

Ms. Bahrambeygui presently may be deemed to beneficially own 7,304,453 shares of Common Stock, which represent approximately 24.5% of the outstanding Common Stock, 100,000 shares over which she may be deemed to have sole voting and dispositive power and 7,204,453 shares over which she may be deemed to have shared voting and dispositive power.

Mr. Gorham presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,889,335 shares over which he may be deemed to have shared voting and dispositive power.

Ms. Alpert presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 3,889,335 shares over which she may be deemed to have shared voting and dispositive power.

    3   All calculations of percentage ownership in this Schedule 13D are based on approximately 29,855,630 shares of Common Stock estimated to be issued and outstanding as of July 5, 2010, as reported in the Form 10-Q, filed by PriceSmart with the SEC on July 9, 2010.

    4   Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the Price Charities Directors and Officers include shares that may be deemed to be beneficially owned by more than one person.  In particular, the shares disclosed for each of the Price Group Managers include the 2,832,945  shares held by Price Group, and the shares disclosed for each of the Price Charities Directors and Officers include the 3,889,335 shares held by Price Charities.

    Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 8 OF 12

Mr. Eckstein presently may be deemed to beneficially own 3,889,585 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, 250 shares over which he may be deemed to have sole voting and dispositive power and 3,889,335 shares over which he may be deemed to have shared voting and dispositive power.

Mr. Fisher presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,889,335 shares over which he may be deemed to have shared voting and dispositive power.

Ms. Reynolds presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,889,335 shares over which he may be deemed to have shared voting and dispositive power.

Mr. Parzen presently may be deemed to beneficially own 3,889,335 shares of Common Stock, which represent approximately 13.0% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,889,335 shares over which he may be deemed to have shared voting and dispositive power.

Except as set forth below, to the extent any of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers.  The exceptions are as follows:

Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Brewer (formerly Rebecca Price), 18,805 shares of Common Stock with Sarah Price-Keating (formerly Sarah Price) and 18,805 shares of Common Stock with David Price.  Ms. Brewer is a homemaker, Ms. Price-Keating is a homemaker and Mr. D. Price is a student.

Ms. Bahrambeygui may be deemed to share voting and dispositive power over 40,248 shares of Common Stock with Edward Spring and Lori House.  The principal occupation of Mr. Spring is attorney.  The principal occupation of Ms. House is employee of Price Group.  Ms. Bahrambeygui may also be deemed to share voting and dispositive power over 146,115 shares of Common Stock with Patrick Hosey.  The principal occupation of Mr. Hosey is attorney.

The principal business address of each of Ms. Brewer and Ms. House is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.  The principal business address of Mr. Spring is 10900 NE 4th St., Bellevue, WA 98004. The principal business address of Mr. Hosey is 225 Broadway, Suite 1460, San Diego, CA 92101.

None of Ms. Brewer, Ms. Price-Keating, Mr. D. Price, Mr. Spring, Ms. House and Mr. Hosey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 9 OF 12

Each of Ms. Brewer, Ms. Price-Keating, Mr. D. Price, Mr. Spring, Ms. House and Mr. Hosey is a citizen of the United States of America.

Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned any other Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Price Charities, Price Charities disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Ms. Bahrambeygui, either directly or through entities under her control, Ms. Bahrambeygui disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Ms. Alpert, either directly or through entities under her control, Ms. Alpert disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Mr. Eckstein, either directly or through entities under his control, Mr. Eckstein disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Mr. Fisher, either directly or through entities under his control, Mr. Fisher disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Ms. Reynolds, either directly or through entities under his control, Ms. Reynolds disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

Except for PriceSmart securities held by Mr. Parzen, either directly or through entities under his control, Mr. Parzen disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person or any of the Price Charities Directors and Officers.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 10 OF 12

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 5(c).

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 11 OF 12

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010

THE PRICE GROUP LLC

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Manager

PRICE CHARITIES

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Secretary

ROBERT E. PRICE

/s/ Robert E. Price

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 12 OF 12

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1
Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29, 2004).

2
Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

3
Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9, 2006).

4
Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).

5
Joint Filing Agreement, dated as of May 22, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott with the SEC on May 22, 2007).

6
Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 6 to Amendment No. 9 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on October 31, 2007).

7
Voting Agreement, dated as of November 13, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 7 to Amendment No. 10 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on November 15, 2007).